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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mobility Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60741U101

(Cusip Number)

Charles R. Mollo
17800 N. Perimeter Dr., Suite 200
Scottsdale, Arizona 85255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60741U101			Page 2 of 21

1.	Name of Reporting Person: Charles R. Mollo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,201

		8.	Shared Voting Power: 1,805,758

		9.	Sole Dispositive Power: 182,201

		10.	Shared Dispositive Power: 1,805,758

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,987,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.1%

14.	Type of Reporting Person * IN

*See Instructions

CUSIP No. 60741U101			Page 3 of 21

1.	Name of Reporting Person: Janice L. Breeze-Mollo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,468

		8.	Shared Voting Power: 1,628,569

		9.	Sole Dispositive Power: 6,468

		10.	Shared Dispositive Power: 1,628,569

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,635,037

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person * IN

*See Instructions

CUSIP No. 60741U101			Page 4 of 21

1.	Name of Reporting Person: Jeffrey R. Harris		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 222,510

		8.	Shared Voting Power: 1,172,690

		9.	Sole Dispositive Power: 222,510

		10.	Shared Dispositive Power: 1,172,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,395,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person * IN

*See Instructions

CUSIP No. 60741U101			Page 5 of 21

1.	Name of Reporting Person: CRM-008 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,369,224

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,369,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,369,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person * OO

*See Instructions

CUSIP No. 60741U101			Page 6 of 21

1.	Name of Reporting Person: JLM-008 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,143,628

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,143,628

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,143,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person * OO

*See Instructions

CUSIP No. 60741U101			Page 7 of 21

1.	Name of Reporting Person: New Horizons Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 411,768

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 411,768

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 411,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 8 of 21

1.	Name of Reporting Person: New Vistas Investments Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 703,618

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 703,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 703,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.5%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 9 of 21

1.	Name of Reporting Person: La Luz Enterprises, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 167,368

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 167,368

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 167,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 10 of 21

1.	Name of Reporting Person: La Luz Enterprises-II, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 28,242

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,242

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,242

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 11 of 21

1.	Name of Reporting Person: Breeze Family, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 30,966

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 30,966

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 12 of 21

1.	Name of Reporting Person: Mollo Family, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 116,047

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 116,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 13 of 21

1.	Name of Reporting Person: John R. Harris and Timothy D. Harris Irrevocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 98,804

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 98,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,804

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * OO

*See Instructions

CUSIP No. 60741U101			Page 14 of 21

1.	Name of Reporting Person: Harris Family LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 63,804

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 63,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,804

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * CO

*See Instructions

CUSIP No. 60741U101			Page 15 of 21

1.	Name of Reporting Person: JLM Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 45,662

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 45,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * OO

*See Instructions

CUSIP No. 60741U101			Page 16 of 21

1.	Name of Reporting Person: CRM Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 124,047

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 124,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 124,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person * OO

*See Instructions

CUSIP No. 60741U101	13D/A	Page 17 of 21 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

(Amendment No. 1)

     This Amendment No. 1 amends and supplements the initial Schedule 13D filed jointly on February 24, 2003 (the “Initial Schedule”) pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) by Charles R. Mollo, Janice L. Breeze-Mollo, Jeffrey R. Harris, CRM-008 Trust, JLM-008 Trust, New Horizons Enterprises, Inc., New Vistas Investments Corporation, La Luz Enterprises, L.L.C., La Luz Enterprises-II, L.L.C., Breeze Family, LLC, Mollo Family, LLC, John R. Harris and Timothy D. Harris Irrevocable Trust, Harris Family LLC, JLM Revocable Trust, and CRM Revocable Trust (each a “Reporting Person”), with respect to their respective beneficial ownership of the common stock, par value $0.01 per share (the “Stock”), of Mobility Electronics, Inc., a Delaware corporation (“Issuer”).

     The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act, with respect to their respective beneficial ownership of Stock. Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons disclaims that he, she or it is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule other than those shares of Stock with respect to which he, she or it is indicated as having shared voting and dispositive power in Item 5 of this Schedule.

     As of November 3, 2003, there were 27,234,803 shares of Stock outstanding and 422,364 shares of Series C Preferred Stock outstanding, which are convertible into 461,390 shares of Stock. Because the Series C Preferred Stock votes on an as-converted basis, percentages of beneficial ownership have been calculated on an as-converted basis to reflect the beneficial voting power of each Reporting Person.

     The Reporting Persons are filing this Amendment No. 1 to change the method of calculating the beneficial ownership of each of the Reporting Persons and to reflect changes in their ownership of Stock resulting from the sale of shares of Stock by certain Reporting Persons. The Reporting Persons hereby amend Items 1, 5 and 7 of the Initial Schedule as set forth below to reflect such change and such sales of Stock.

Item 1. Security and Issuer

     Item 1 is hereby amended and restated in its entirety as follows:

     The title and class of equity securities to which this Schedule relates is the common stock, par value $0.01 per share of Mobility Electronics, Inc., a Delaware corporation. The address of the principal executive offices of the Issuer is 17800 North Perimeter Drive, Suite 200, Scottsdale, Arizona 85255.

Item 2. Identity and Background.

     No change from Initial Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

     No change from Initial Schedule.

CUSIP No. 60741U101	13D/A	Page 18 of 21 Pages

Item 4. Purpose of Transaction.

     No change from Initial Schedule.

Item 5.Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

(a) — (b) Aggregate, Sole and Shared Voting and Dispositive Power

     The aggregate number and percentage of Stock beneficially owned by each Reporting Person is incorporated by reference herein from the information set forth on the cover pages of this Schedule.

     The following describes the sole and shared voting power over the shares of Stock beneficially owned by each Reporting Person, including shares of Stock which the Reporting Persons have a right to acquire:

     (i) Sole Voting and Dispositive Power:

     Mr. Mollo has sole voting and dispositive power over 182,201 shares of Stock, which includes 136,860 shares that may be purchased upon the exercise of options granted under the Issuer’s 1996 Long Term Incentive Plan.

     Ms. Breeze-Mollo has sole voting and dispositive power over 6,468 shares of Stock.

     Mr. Harris has sole voting and dispositive power over 222,510 shares of Stock, which includes 59,000 shares that may be purchased upon the exercise of options granted under the Issuer’s Long Term Incentive Plan, 27,647 shares that may be purchased upon the exercise of warrants, 18,210 shares that may be received upon the conversion of 16,666 shares of Series C preferred stock, and 4,550 shares that may be received upon the conversion of 4,168 shares of Series C held in Delaware Trust for the benefit of Mr. Harris.

     (ii) Shared Voting and Dispositive Power

     Mr. Mollo and Ms. Breeze-Mollo share voting and dispositive power over 185,441 shares of Stock of which they are the holder of record as joint tenants with right of survivorship, and which shares include 55,294 shares that may be purchased upon the exercise of warrants.

     The CRM Revocable Trust is the holder of record of 8,000 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is the trustee of this trust.

     The JLM Revocable Trust is the holder of record of 14,696 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is the trustee of this trust.

     The Mollo Family LLC is the holder of record of 116,047 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is the manager of the Mollo Family LLC.

     The Breeze Family LLC is the holder of record of 30,966 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is the manager of the Breeze Family LLC.

CUSIP No. 60741U101	13D/A	Page 19 of 21 Pages

     The Harris Family LLC is the holder of record of 63,804 shares of Stock, which include 3,226 shares of Stock that may be purchased upon the exercise of warrants, and shares voting and dispositive power over these shares with Mr. Harris, who is the manager of the Harris Family LLC, and Mr. Mollo, as a co-trustee of the The John R. Harris and Timothy D. Harris Irrevocable Trust, which may be deemed to control the Harris Family LLC as a 92.86% owner of its outstanding membership interests.

     The CRM-008 Trust is the holder of record of 86,470 shares of Stock, which include 27,647 shares of Stock that may be purchased upon the exercise of warrants, and shares voting and dispositive power over these shares with Mr. Mollo and Ms. Breeze-Mollo, who are co-trustees of this trust.

     La Luz Enterprises, L.L.C. is the holder of record of 167,368 shares of Stock, which include 35,504 shares of Stock that may be received upon the conversion of 32,501 shares of Series C preferred stock, and shares voting and dispositive power over these shares with the CRM-008 Trust, which is the sole owner of La Luz Enterprises, L.L.C., Mr. Mollo, who is the sole manager of La Luz Enterprises, L.L.C. and a co-trustee of the CRM-008 Trust, and Ms. Breeze-Mollo, who is a co-trustee of the CRM-008 Trust.

     La Luz Enterprises-II, L.L.C. is the holder of record of 28,242 shares of Stock, which include 5,462 shares of Stock that may be received upon the conversion of 5,000 shares of Series C preferred stock, and shares voting and dispositive power over these shares with the JLM-008 Trust, which is the sole owner of La Luz Enterprises-II, L.L.C., Ms. Breeze-Mollo, who is the sole manager of La Luz Enterprises-II, L.L.C. and a co-trustee of the JLM-008 Trust, and Mr. Mollo, who is a co-trustee of the JLM-008 Trust.

     New Horizons Enterprises, Inc. is the holder of record of 411,768 shares of Stock, which include 55,294 shares of Stock that may be purchased upon the exercise of warrants, and shares voting and dispositive power over these shares with the CRM-008 Trust, which owns 49% of New Horizons Enterprises, Inc., the JLM-008 Trust, which owns approximately 24.99% of New Horizons Enterprises, Inc., Mr. Mollo and Ms. Breeze-Mollo, who are co-trustees of both the JLM-008 Trust and the CRM-008 Trust, and Mr. Harris, who owns 26% of New Horizons Enterprises, Inc. and is the Director and President of New Horizons Enterprises, Inc.

     New Vistas Investments Corporation is the holder of record of 703,618 shares of Stock, which include 155,440 shares of Stock that may be received upon the conversion of 142,293 shares of Series C preferred stock, and 124,411 shares of Stock that may be purchased upon the exercise of warrants, and shares voting and dispositive power over these shares with the CRM-008 Trust, which owns approximately 43% of New Vistas Investments Corporation, the JLM-008 Trust, which owns approximately 18% of New Vistas Investments Corporation, Mr. Mollo who is a co-trustee of both the JLM-008 Trust and the CRM-008 Trust, Mr. Harris, who owns approximately 20% of New Vistas Investments Corporation and is a Director and President of New Vistas Investments Corporation, and Ms. Breeze-Mollo, who is a Director and Vice President of New Vistas Investments Corporation and a co-trustee of both the JLM-008 Trust and the CRM-008 Trust.

     The John R. Harris and Timothy D. Harris Irrevocable Trust is the holder of record of 35,000 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is a co-trustee of this trust.

CUSIP No. 60741U101	13D/A	Page 20 of 21 Pages

(c)	Transactions During the Last 60 Days.

     Except as set forth on Exhibit 1 attached hereto, during the last 60 days, none of the Reporting Persons has effected any transactions with respect to the Stock.

(d)	Right to Receive or Power to Direct Receipt of Dividends or Proceeds.

     Certain other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock disclosed herein. None of such persons’ interest exceeds five percent of the outstanding Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change from Initial Schedule.

Item 7. Material to Be Filed as Exhibits.

     Item 7 is hereby amended to include the following:

Exhibit
Number	Description of Document

1	Dates and prices of sales of Stock during the past 60 days.

CUSIP No. 60741U101	13D/A	Page 21 of 21 Pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: November 14, 2003

La Luz Enterprises-II, L.L.C.

/s/ Charles R. Mollo		By:	/s/ Janice L. Breeze-Mollo
Charles R. Mollo			Janice L. Breeze-Mollo, Manager

Breeze Family LLC

/s/ Janice L. Breeze-Mollo		By:	/s/ Janice L. Breeze-Mollo
Janice L. Breeze-Mollo			Janice L. Breeze-Mollo, Manager

Mollo Family LLC

/s/ Jeffrey R. Harris Jeffrey R. Harris		By:	/s/ Charles R. Mollo Charles R. Mollo, Manager

CRM-008 Trust		John R. Harris and Timothy D. Harris Irrevocable Trust

By:	/s/ Charles R. Mollo Charles R. Mollo, Trustee	By:	Charles R. Mollo Charles R. Mollo, Trustee

JLM-008 Trust		Harris Family LLC

By:	/s/ Janice L. Breeze-Mollo Janice L. Breeze-Mollo, Trustee	By:	/s/ Jeffrey R. Harris Jeffrey R. Harris, Manager

New Horizons Enterprises, Inc.		JLM Revocable Trust

By:	/s/ Jeffrey R. Harris Jeffrey R. Harris, President	By:	/s/ Janice L. Breeze-Mollo Janice L. Breeze-Mollo, Trustee

New Vistas Investments Corporation		CRM Revocable Trust

By:	/s/ Jeffrey R. Harris Jeffrey R. Harris, President	By:	/s/ Charles R. Mollo Charles R. Mollo, Trustee

La Luz Enterprises, L.L.C.
By:	/s/ Charles R. Mollo Charles R. Mollo, Manager

Exhibit 1

     During the past sixty days, the Reporting Persons sold the following shares of Stock on the open market on the dates and at the prices set forth below.

Jeffrey R. Harris:

Date of Sale	Number of Shares Sold	Price Per Share

November 11, 2003	16,000	$11.30

La Luz Enterprises, L.L.C.:

Date of Sale	Number of Shares Sold	Price Per Share

November 11, 2003	5,000	$11.17
November 11, 2003	5,000	$11.20
November 11, 2003	5,300	$11.25
November 11, 2003	31,000	$11.26
November 11, 2003	1,900	$11.28
November 11, 2003	13,400	$11.29
November 11, 2003	10,000	$11.30
November 11, 2003	17,300	$11.31
November 11, 2003	10,000	$11.32
November 11, 2003	1,100	$11.33

New Vistas Investments Corporation:

Date of Sale	Number of Shares Sold	Price Per Share

November 11, 2003	16,500	$11.25
November 11, 2003	15,000	$11.26
November 11, 2003	11,400	$11.27
November 11, 2003	100	$11.28
November 11, 2003	400	$11.86
November 11, 2003	10,500	$11.29
November 11, 2003	100	$11.30
November 12, 2003	8,000	$11.52
November 12, 2003	5,000	$11.55
November 12, 2003	8,000	$11.58
November 12, 2003	5,600	$11.64
November 12, 2003	11,336	$11.65
November 12, 2003	2,500	$11.66
November 12, 2003	18,870	$11.67
November 12, 2003	12,000	$11.68
November 12, 2003	1,000	$11.69
November 12, 2003	61,599	$11.70
November 12, 2003	6,300	$11.71
November 12, 2003	2,000	$11.72
November 12, 2003	1,100	$11.73
November 12, 2003	11,400	$11.74
November 12, 2003	5,795	$11.75
November 12, 2003	500	$11.76
November 12, 2003	5,000	$11.80